Exhibit 99.3

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999 VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 9:00 a.m. (Eastern Time) on September 10, 2025. CONTROL # VOTE BY EMAIL Mark, sign and date your proxy card and return it to vote@vstocktransfer.com by no later than 9:00 a.m. (Eastern Time) on September 10, 2025. VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided by no later than 9:00 a.m. (Eastern Time) on September 10, 2025. ATTEND THE VIRTUAL MEETING If you would like to attend the Virtual Extraordinary General Meeting to be held virtually on September 12, 2025 at 9:00 a.m., Eastern Time, please register at: https://meeting.vstocktransfer.com/GLOBAVENDSEP25 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting Proxy Card - Globavend Holdings Limited DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. 1. THAT AS A SPECIAL RESOLUTION with effect from the closing of the EGM:- (a) the authorized share capital of the Company be increased from US$2,000,000 divided into 10,000,000 shares of US$0.20 par value each to US$100,000,000 divided into 500,000,000 shares of US$0.20 par value each (the “Increase”); (b) save for 100 shares of US$0.20 par value each which have been designated as management shares carrying 1,000,000 votes each pursuant to written resolutions of the board of directors of the Company dated August 27, 2025 , the designation of existing issued shares of US$0.20 par value each of the Company as ordinary shares shall remain unchanged; and (c) each director of the Company (the “Director”) be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (d) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein. FOR AGAINST ABSTAIN 2. THAT AS A SPECIAL RESOLUTION, subject to approval of special resolution no.1, with effect from the close of the EGM: (a) the third amended and restated memorandum of association and articles of association of the Company (the “New M&A”) containing the amendments (shown as blackline) to the existing second amended and restated memorandum of association and articles of association in the form set out in Annex I (without showing the blackline when the adoption takes effect), be and are approved and adopted as the new memorandum of association and articles of association of the Company in substitution for and to the exclusion of the existing second amended and restated memorandum of association and articles of association of the Company; (b) each Director of the Company be, and hereby is, authorized, approved and directed, on behalf of the Company, to execute such further documents and take such further actions as such Director shall deem necessary, appropriate or advisable in order to carry out the intent and purposes of this resolution, and any and all actions already taken by such Director in connection with this resolution (including his/her prior execution and delivery of any document by such Director) be ratified, approved and confirmed and adopted in all respects; and (c) the registered office provider of the Company be and is hereby instructed to make all such filings with the Registrar of Companies in the Cayman Islands to implement and give effect to the matters approved herein. FOR AGAINST ABSTAIN In their discretion, upon the transaction of any other matters which may properly come before the meeting or any adjournment thereof. (TO BE SIGNED ON REVERSE SIDE)

GLOBAVEND HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING TO BE HELD ON SEPTEMBER 12, 2025 To Register for the Virtual Meeting, Please Visit: https://meeting.vstocktransfer.com/GLOBAVENDSEP25 DETACH PROXY CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS I/We, (Name) of (Address) being the registered holder(s) of Globavend Holdings Limited (the “Company”), hereby appoint the Chairman of the Extraordinary General Meeting or * (Name) of (Address) as my/our proxy to act for me/us at the Extraordinary General Meeting and at any adjournment(s) thereof, to vote for me/us as indicated below or on any resolution or motion which is proposed threat, or if so such indication is given, as my/our proxy thinks fit. If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting or” and insert the name and address of the proxy desired in the space provided. A member who is holder of two or more shares may appoint one or more proxies to attend and vote in his or her stead. Any alteration made to this Form of Proxy must be initialed by the person(s) who sign(s) it. Important: If you wish to vote for the resolution, tick the appropriate box marked “For.” If you wish to vote against the resolution, tick the appropriate box marked “Against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “Abstain.” Failure to complete any or all the boxes will entitle your proxy to cast his or votes at his or her discretion. Your proxy will also be entitled to vote at his or her discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting. The shares represented by this proxy, when properly executed, will be voted as specified by the undersigned stockholder(s). If this card contains no specific voting instructions, the shares will be voted FOR the proposals described on this card. Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Globavend Holdings Limited, in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer: Email Address: PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE Date Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00